Issuer Free Writing Prospectus, dated February 18, 2026

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-278743

Pricing Term Sheet

Genesis Energy, L.P.

Genesis Energy Finance Corporation

$750,000,000 6.750% Senior Notes due 2034

February 18, 2026

Issuers:	Genesis Energy, L.P. and Genesis Energy Finance Corporation

Title of Securities:	$750,000,000 6.750% Senior Notes due 2034

Aggregate Principal Amount:	$750,000,000 (upsized from $500,000,000)

Final Maturity Date:	March 15, 2034

Issue Price:	100%, plus accrued interest, if any, from March 4, 2026

Interest Rate:	6.750%

Yield to Maturity:	6.750%

Interest Payment Dates:	March 15 and September 15, beginning on September 15, 2026

Interest Record Dates:	March 1 and September 1

Gross Proceeds:	$750,000,000

Optional Redemption:	Make-whole call at T+50 until March 15, 2029

On or after March 15, 2029 at the prices set forth below for the twelve-month period beginning on March 15 of the years indicated below, plus accrued and unpaid interest:

Year	Percentage
2029	103.3750%
2030	101.6875%
2031 and thereafter	100.0000%

Equity Clawback:	Up to 35% at 106.750% prior to March 15, 2029

Joint Global Coordinators:	BofA Securities, Inc. Citigroup Global Markets Inc.

Joint Book-Running Managers:

Capital One Securities, Inc.

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Huntington Securities, Inc.

Regions Securities LLC

BNP Paribas Securities Corp.

Citizens JMP Securities, LLC

Fifth Third Securities, Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Truist Securities, Inc.

Manager:	First Citizens Capital Securities, LLC

Trade Date:	February 18, 2026

Settlement Date:	March 4, 2026 (T+10)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Distribution:	SEC Registered

CUSIP / ISIN Numbers:	CUSIP: 37185LAS1 ISIN: US37185LAS16

Changes to Preliminary Prospectus Supplement	At December 31, 2025, on a pro forma basis after giving effect to the application of the net proceeds of this offering as described herein, we would have had approximately $3.150 billion of total indebtedness (excluding $5.0 million in respect of outstanding letters of credit), none of which (excluding $5.0 million in respect of outstanding letters of credit) would be secured indebtedness to which the notes would be effectively junior (to the extent of the value of the collateral securing such indebtedness), and we would have had approximately $795 million of borrowing capacity available under our $800.0 million senior secured credit facility, subject to compliance with financial covenants, for additional secured borrowings, which would be effectively senior to the notes. In the pro forma column under “Capitalization” at page S-24, the amount of cash and cash equivalents is $51.8 million, the revolving credit facility is $0 million, the amount of the 2034 notes offered hereby is $750 million, the amount of 2028 notes outstanding is $0.00 (and assumes for illustrative purposes only that the entire aggregate principal amount of the 2028 notes are validly tendered and accepted for purchase in the Tender Offer prior to the consummation of this offering), the amount of total long-term debt is $3.150 billion and the total capitalization is $3.3882 billion. Our net proceeds from the offering are approximately $737 million.

The Tender Offer has been amended to increase the maximum principal amount of 2028 notes that we may purchase pursuant thereto from $490 million to $679.4 million, which purchase will be funded from the proceeds of this offering.

General

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated February 18, 2026. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering as supplemented hereby, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in this offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322.